

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-mail
John Castillo Eggermont
Chief Executive Officer
Kopjaggers, Inc.
28325 Utica Road
Roseville, Michigan 48066

> **Re: Kopjaggers, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2013**
> **File No. 333-187952**

Dear Mr. Castillo Eggermont:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With your next amendment, please include as Exhibit 99.1 to the amendment the confidential draft registration statement you submitted on February 28, 2013, including all exhibits thereto. For more information, please see the "Information About the Jumpstart Our Business Startups Act" section of the Corporation Finance website.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that as of December 31, 2012 your assets consisted solely of cash in the amount of $2,150 and that your operations appear to be limited to the establishment of your website, which, as you note in your filing, is in preliminary form and provides only "basic corporate information." If you determine that you are a shell company, please revise your filing accordingly, including, but not limited to, disclosing on the prospectus cover page that you are a shell company.

Prospectus Cover Page

3. Please delete the following sentence: "The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices." In this regard, we note that the selling shareholders are offering the shares at a fixed price of $0.10 per share. In addition, if you determine you are a shell company, please revise your filing to indicate that the selling security holders will sell their shares at the fixed price of $0.10 for the duration of the offering.

4. Please disclose on the prospectus cover page that the selling security holders are underwriters, as you acknowledge on page 21 of the prospectus.

5. We note discrepancies in your filing regarding the number of shares offered pursuant to your registration statement. For example, the number of shares in the fee table is different from the number of shares on page 18. Please revise your filing as necessary to ensure consistency.

6. We note that you filed a registration statement on Form S-1 on April 10, 2012 (Reg. No. 333-180637). Please withdraw this registration statement if you are no longer pursuing the transaction to which it relates. Please refer to Rule 477 of the Securities Act of 1933, as amended.

Table of Contents

7. Please revise your table of contents. In this regard, we note the following:

    • Please remove the "Experts and Named Counsel" section under Part II of your table of contents.

    • Item 16 is included on page II-1, which is not listed in your table of contents.

    • The "Financial Statements" section appears to be out of order in your table of contents.

    Please see Item 502(a) of Regulation S-K.

Risk Factors, page 9

8. Please include a risk factor to address the risks associated with any failure on your part to comply with your reporting obligations under the Securities Exchange Act of 1934, as amended. In this regard, we note your previous failure to timely file reports. In your risk factor, please refer to these reports.

9. Please include a risk factor to address any deficiencies in your internal controls. In this regard, we note that your annual report on Form 10-K for the fiscal year ended December 31, 2012 discloses that your internal control over financial reporting as of December 31, 2012 was not effective. We also note language in Item 9A of the aforementioned annual report that appears to attempt to mitigate the conclusion that your internal control over financial reporting was not effective. In future filings, to the extent you provide a conclusion that your internal control over financial report is not effective, please do not include mitigating language.

Description of Securities, page 23

10. We note your disclosure indicating that you are authorized to issue 10,000,000 shares of common stock, however you indicate that 525,500,000 shares are issued and outstanding. Please clarify this apparent inconsistency.

Item 10. Interest of Named Experts and Counsel, page 23

11. Please name Peter Messineo as an expert in your registration statement. Please refer to Item 509 of Regulation S-K.

Management's Discussion & Analysis, page 29

12. Please add a discussion of your results of operations. Please refer so Item 303(a)(3) of Regulation S-K.

Incorporation of Certain Information by Reference, page 36

13. Please include the complete date of the January 2013 current report on Form 8-K that you incorporate by reference in your registration statement. You have provided only the month and year; please provide the day. Also, please revise your disclosures to include the language required by the Note to Item 12(a) in the Instructions of Form S-1. Finally, please tell us why you believe you are eligible to incorporate by reference. In this regard, we note your very limited operations and cash-only assets, which as noted above together suggest that you may be a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities, page II-1

14. We note your disclosure regarding the 500,000 commons shares that were issued to Kopjaggers Consulting, LLC. Please provide the information required by Item 701 of Regulation S-K.

<u>Signatures</u>

15. In addition to the signature on behalf of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, and principal accounting officer. Please refer to Instruction 1 of the "Signatures" section of Form S-1.

16. Please include each of Mr. Castillo Eggermont's titles below his signature. See Instruction 2 to the "Signatures" section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney at (202) 551-3792, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director